Exhibit 99.5

Consent of PricewaterhouseCoopers LLP

We hereby consent to the inclusion in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2003, (ii) registration statement on Form F-9 (File No. 333-98087); and (iii) registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), of our audit report dated February 6, 2004, on the consolidated balance sheets of EnCana Corporation as at December 31, 2003 and 2002, and the consolidated statements of earnings, retained earnings and cash flows for each of years in the three-year period ended December 31, 2003, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 6, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.